Exhibit 99.3

Media Release

FOR IMMEDIATE RELEASE

IMMUNE RESPONSE TO INFLUENZA VACCINE IS MAINTAINED

IN MS PATIENTS TREATED WITH REBIF®

Data Presented at XVIIIth World Congress of Neurology, Sydney, Australia

Geneva, Switzerland, November 9, 2005 - Serono (virt-x: SEO and NYSE: SRA)

Data presented today at the XVIIIth World Congress of Neurology in Sydney, Australia, show that treatment with Rebif® in patients with multiple sclerosis (MS) does not alter the immune response to influenza vaccination.

Immune response to influenza vaccine was prospectively assessed in an open-label study over a four-week period in a total of 163 patients with MS. One group of MS patients (n=86) received Rebif® (interferon beta-1a) 44 mcg subcutaneously three times weekly for at least six months before administration of the flu vaccine and continued their Rebif® treatment after the vaccination. The control group of MS patients (n=77) did not receive interferon treatment within six months prior to study entry and during the study. Patients of both groups received a single dose of the same influenza vaccine. The data from the two groups were similar on the primary endpoint, defined by the proportion of patients achieving a hemagglutination inhibition (HI) titer >40 four weeks after vaccination, which indicates the ability of patients to mount a positive vaccine response. More than 90% of the patients in both groups (93% in the Rebif®-treated patients group and 91% in the group of patients receiving no interferon treatment) were able to mount an appropriate immune response.

No new safety concerns regarding the treatment of MS patients with Rebif® were identified. The proportion of patients experiencing a vaccine-related adverse event was similar for both the Rebif®-treated group and the control group.

“These results demonstrate that treatment with Rebif® does not alter the immune response to influenza vaccination, and that this vaccination can be performed safely in MS patients who are treated with Rebif®,” said Dr. Paul Lammers, Chief Medical Officer of Serono, Inc. “This news is important for patients treated with Rebif® as vaccination may provide medical benefits to people with MS by preventing an influenza virus infection, and also by possibly avoiding MS exacerbations or worsening of neurologic symptoms due to concurrent viral infection.”

The importance of MS patients avoiding viral infections was previously outlined by the Immunization Panel of the MS Council for Clinical Practice Guidelines. The meta-analysis performed by the Panel demonstrated that MS subjects were at increased risk of MS exacerbation during concurrent viral infections.

Rebif® is the only approved MS therapy proven in a four-year clinical study in the following three key measures of treatment effectiveness: reducing MRI lesion area and activity, reducing relapses and delaying the progression of disability. Rebif® is also supported by eight years of safety and efficacy data.

About Rebif®

Rebif® (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of multiple sclerosis and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body’s immune system, fight disease and reduce inflammation.

Rebif®, which was approved in Europe in 1998 and in the US in 2002, is registered in more than 80 countries worldwide. In the United States, Rebif® is co-marketed by Serono, Inc. and Pfizer Inc. Rebif® has been proven to reduce MRI lesion activity and area(1), reduce the frequency of relapses, and delay the progression of disability. Rebif® is available in a 22 mcg and 44 mcg ready-to-use pre-filled syringe and can be stored at room temperature for up to 30 days if a refrigerator is not available.

Most commonly reported side effects are injection site disorders, flu-like symptoms, elevation of liver enzymes and blood cell abnormalities. Patients, especially those with depression, seizure disorders, or liver problems, should discuss treatment with Rebif® with their doctors.

The exact relationship of antibody titers to vaccine efficacy was not studied and is not known in patients receiving Rebif®.

About multiple sclerosis

Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. Multiple sclerosis may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of multiple sclerosis include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of multiple sclerosis are the most common.

About influenza

Influenza is caused by a virus that attacks mainly the upper respiratory tract – the nose, throat and bronchi and rarely also the lungs. The infection usually lasts for about a week. It is characterized by sudden onset of high fever, myalgia, headache and severe malaise, non-productive cough, sore throat, and rhinitis. Most people recover within one to two weeks without requiring any medical treatment. In the very young, the elderly and people suffering from medical conditions such as lung diseases, diabetes, cancer, kidney or heart problems, influenza poses a serious risk. In these people, the infection may lead to severe complications of underlying diseases, pneumonia and death.

(1) The exact relationship between MRI findings and the clinical status of patients is unknown.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

About Serono

Serono is a global biotechnology leader.  The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology.  Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world.  Its products are sold in over 90 countries.  Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:		Investor Relations, USA:
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com